UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69374

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2017 AND ENDING December 31, 2017

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **MC Square Capital, LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

71 Arch Street
(No. and Street)

Greenwich	**CT**	**06830**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Marino Marin **(646) 780-7166**
(Area code- Telephone number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Leigh J Kremer CPA
(Name- if individual, state last, first, middle name)

27 Beach Road, Suite C0-5B	**Monmouth Beach**	**NJ**	**07750**
(Address)	(City)	(State)	(Zip code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I,   **Marino Marin**_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
     MC Square Capital, LLC_____ , as of
_____**December 31, 2017**_____ , are true and correct, I further swear (or affirm)
that neither company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified
solely as that of a customer, except as follows:

_____

_____

_____


Notary Public


ANGELA POLLARD
Notary Public
Connecticut
My Commission Expires Mar 31, 2020


Signature
CEO
Title

This report ** contains (check applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Income (Loss)
X	(d)	Statement of Changes in Financial Condition
X	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
	(f)	Statement of Changes in Liabilities Subordinated to the Claims of Creditors
X	(g)	Computation of Net Capital
X	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
X	(i)	Information relating to the Possession or Control Requirements Under Rule 15c3-3 (Exemption Report)
	(j)	A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for determination of the Reserve Requirements Under Exhibit A of rule 15c3-3.
	(k)	A Reconciliation between the audited and the unaudited Statements of Financial Condition with respect to the methods of consolidation.
X	(l)	An Oath or Affirmation
	(m)	A copy of the SIPC Supplemental Report.
	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

MC SQUARE CAPITAL, LLC
FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
FOR THE YEAR ENDED
DECEMBER 31, 2017

Contents

Report of independent registered public accounting firm   1-2

Financial statements
  Statement of financial condition   3
  Statement of operations   4
  Statement of changes in member capital   5
  Statement of cash flows   6
  Notes to the financial statements   7-9

Supplementary information
  Computation of net capital under rule 15c3-1 of the Securities and
    Exchange Commission   10
  Computation for determination of reserve requirements for
    Broker/Dealer under rule 15c3-3 of the Securities and
      Exchange Commission   11
  Information relating to possession or control requirements
    under rule 15c3-3   12

**Report of independent registered public accounting firm
    on exemption report**   13

Exemption Report   14

Supplemental SIPC report   15-16

Leigh J. Kremer, CPA
Certified Public Accountant
Member NJCPA, AICPA, PCAOB

Phone (732) 222-4422	27 Beach Road, Suite C0-5B
Fax (732) 222-4322	Monmouth Beach, NJ 07750
LKremerCPA.com	LeighKremer@verizon.net

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
MC Square Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of MC Square Capital, LLC as of December 31, 2017, the related statements of operations, changes in member equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of MC Square Capital, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of MC Square Capital, LLC's management. Our responsibility is to express an opinion on MC Square Capital, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to MC Square Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption report) has been subjected to audit procedures performed in conjunction with the audit of MC Square Capital, LLC's financial statements. The supplemental information is the responsibility of MC Square Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption report) is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as MC Square Capital, LLC's auditor since 2017.

Leigh J Kremer, CPA
Monmouth Beach, NJ
February 26, 2018

MC SQUARE CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

Assets

Cash	$ 1,844,334
Related party receivable	95,797
Prepaid expenses	11,110
Total assets	**$ 1,951,241**

Liabilities and Member Capital

Liabilities

Accounts and accrued expenses payable	$ 338,715
Total liabilities	**338,715**

Member capital

Member capital	1,612,526
Total member capital	**1,612,526**
Total liabilities and member capital	**$ 1,951,241**

See accompanying notes to the financial statements.

MC SQUARE CAPITAL, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED
DECEMBER 31, 2017

Revenue

Advisory Fees	$ 150,000
Retainer Fees	$ 1,380,528
Success Fees	$ 454,285
Total revenue	**1,984,813**

Expenses

Compensation	753,076
Legal and Professional fees	201,150
Bad debt	130,000
Data	115,200
Administrative	67,000
Occupancy	56,120
Technology and communication	24,116
Insurance	20,757
Travel and meals	17,294
Sponsorships	10,000
Regulatory fees	9,309
Office	4,617
Other	4,730
Total expenses	**1,413,370**
Loss on exchange rate	(541)
Net Income	**$ 570,903**

See accompanying notes to the financial statements.

MC SQUARE CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBER'S CAPITAL
FOR THE YEAR ENDED
DECEMBER 31, 2017

Member capital, December 31, 2016	$ 1,426,623
Capital distributions	(385,000)
Net Income	570,903
Member capital, December 31, 2017	**$ 1,612,526**

See accompanying notes to the financial statements.

MC SQUARE CAPITAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED
DECEMBER 31, 2017

Cash flows from operating activities:		
Net income	$	570,903
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation		
Changes in operating assets and liabilities		
Increase in accounts receivable		(69,896)
(Increase) in prepaid expenses		(1,347)
(Increase) in accrued expenses and accounts payable		243,407
Net cash provided by operating activities		**743,067**
Cash flows from financing activities		
Capital distribution to member		(385,000)
Net cash used in financing activities		**(385,000)**
Net change in cash		**358,067**
Cash, beginning of year		1,486,267
Cash, end of year	$	**1,844,334**

\

Supplementary disclosures of cash flow information:
    Cash paid during the year for:

Income taxes	$	-
Interest expense	$	-

See accompanying notes to the financial statements.

NOTE 1 – ORGANIZATION

MC Square Capital, LLC (the "Company") was originally formed as Exit 3 Capital Markets, LLC on July 26, 2013, as a registered Broker Dealer with the Security Exchange Commission ("SEC") and a Member of the Financial Industry Regulatory Authority (FINRA). In February 9, 2016, the Company was granted approval by FINRA for an ownership change where 100% of the Company was sold to MC Square Intermediate Holdings, LLC. Subsequent to FINRA approval, the Company was renamed MC Square Capital, LLC on March 3, 2016.

The Company engages in the private placement of securities, mergers and acquisition advisory services, corporate finance & development services and investment banking advisory services.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance accounting principles generally accepted in the United States of America.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

Property and equipment

Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the related assets.

Revenue and expense recognition

Revenues are recognized as earned and realization is reasonably assured. Expenses are recognized as incurred.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income taxes

The Company is treated as a disregarded entity for federal and state income tax reporting purposes and, thus no federal or state income tax expense has been recorded in the financial statements. Taxable income of the Company is passed through to its sole member MC Square Intermediate Holding LLC and reported on its individual tax return.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results may differ from these estimates.

New Accounting Standards Not Yet Adopted

In May 2014, the Financial Accounting Standards Board (FASB) issued ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)," which provides new guidance on revenue recognition effective for the periods beginning after December 15, 2018. Management does not expect the new standard to have a significant impact to its financial position, results of operations and related disclosures.

In February 2016, the FASB issued a new accounting pronouncement regarding lease accounting for reporting periods beginning after December 15, 2019. A lessee will be required to recognize on the balance sheet, the assets and liabilities for leases with lease terms of more than 12 months. Management is currently evaluating the effect this pronouncement will have on the financial statements and related disclosures.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with MC Square Services LLC, a related party through common control in which MC Square Capital LLC and MC Square Services LLC agree to share certain management, operating and overhead expenses.   These include but are not limited to occupancy and equipment, technology and communications, salary and administrative expense, insurance, office expense, supplies, and consulting fees which totaled $712,026 during the reporting period. MC Square Services LLC has indicated it will not seek reimbursement for these expenses in the future.

MC SQUARE CAPITAL, LLC
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2017

NOTE 4 – FINANCIAL INSTRUMENTS

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. The Company maintains its cash in bank accounts, the balances of which, at times, may exceed Federal insured limits. Exposure to credit risk is reduced by placing such deposits in high quality financial institutions.

NOTE 5 – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires maintaining a minimum net capital and requires that the rate of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2017, The Company is required a minimum net capital of $22,581. At December 31, 2017, the Company had net capital of $**1,**505,619 and $1,483,038 of excess net capital. At December 31, 2017, the Company's aggregate indebtedness to net capital ratio was .225 to 1.

NOTE 6 – SUBSEQUENT EVENTS

The Company evaluated subsequent events occurring until February 26, 2018 the date the financial statements were issued and believes there are no subsequent events requiring adjustment to or disclosure in the financial statements.

MC SQUARE CAPITAL, LLC
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15C3-1 UNDER THE
SECURITIES AND EXCHANGE ACT OF 1934
DECEMBER 31, 2017

Net capital		
Total member capital	$	1,612,526
Liabilities subordinated to claims of general creditors allowable in computation of net capital		--
Non-allowable assets		106,907
Net capital before haircuts and undue concentration on securities positions		**1,505,619**
Haircuts and undue concentration on securities positions		--
Net Capital	**$**	**1,505,619**
Aggregate indebtedness		
Items included in the statement of financial condition:		
Accrued expenses and other liabilities	$	338,715
	$	**338,715**
Ratio: aggregate indebtedness to net capital		.225 to 1
Computation of basis net capital requirement		
Minimum net capital required	$	22,581
Excess net capital at 100%	$	1,483,038

Reconciliation of December 31, 2017 audited computation of net capital and Company's unaudited December 31, 2017 Part IIA of Form X-17A-5.

Unaudited December 31, 2017 excess net capital per December 31, 2017 Part IIA filing	$	1,483,038
Audit adjustments		--
Net capital	**$**	**1,483,038**

See report of independent registered public accounting firm.

MC SQUARE CAPITAL, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER/DEALER UNDER RULE 15c3-3 OF THE SECURITIES
EXCHANGE ACT OF 1934
DECEMBER 31, 2017

The company is exempt from SEC rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

MC SQUARE CAPITAL, LLC
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2017

The company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

Leigh J. Kremer, CPA
Certified Public Accountant
Member NJCPA, AICPA, PCAOB

Phone (732) 222-4422	27 Beach Road, Suite C0-5B
Fax (732) 222-4322	Monmouth Beach, NJ 07750
LKremerCPA.com	LeighKremer@verizon.net

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
MC Square Capital, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) MC Square Capital, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which MC Square Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (exemption provisions) and (2) MC Square Capital, LLC stated that MC Square Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. MC Square Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about MC Square Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Leigh J Kremer, CPA
Monmouth Beach, NJ
February 26, 2018



MC SQUARE CAPITAL, LLC
EXEPMPTION REPORT PURSUANT TO SEC RULE 17a-5
FOR THE YEAR ENDED
DECEMBER 31, 2017

MC Square Capital, LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

MC Square Capital, LLC operates pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3.

The Company has met the identified exemption provisions throughout the most recent year without exception.

I, Marino Marin, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

____

Marino Marin, CEO

MC SQUARE CAPITAL, LLC

SUPPLEMENTAL SIPC REPORT

DECEMBER 31, 2017

Leigh J. Kremer, CPA
Certified Public Accountant
Member NJCPA, AICPA, PCAOB

Phone (732) 222-4422	27 Beach Road, Suite C0-5B
Fax (732) 222-4322	Monmouth Beach, NJ 07750
LKremerCPA.com	LeighKremer@verizon.net

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
APPLYING AGREED-UPON PROCEDURES

To the Member
MC Square Capital, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by MC Square Capital, LLC and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of MC Square Capital, LLC for the year ended December 31, 2017 , solely to assist you and SIPC in evaluating MC Square Capital, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). MC Square Capital, LLC's management is responsible for MC Square Capital, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Leigh J Kremer, CPA
Monmouth Beach, NJ
February 26, 2018

MC SQUARE CAPITAL, LLC
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE PERIOD ENDED DECEMBER 31, 2017

SCHEDULE OF ASSESSMENT PAYMENTS

General Assessment   **$2,976**

Less Payments Made:

Date Paid   **Amount**

7-16-17   **$ 1,328**

                                                                     (1,328)

Interest on late payment(s)   **0**

Total Assessment Balance or Overpayment   **$ 1,648**

Payment made with Form SIPC 7   **$ 1,648**

MC SQUARE CAPITAL, LLC
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE PERIOD ENDED DECEMBER 31, 2017

Total revenue **$ 1,984,272**

Additions:

 Various (list)

   Total additions **$ 0**

Deductions:

Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions
in security futures products **0**

Revenues from commodity transactions **0**

Commissions, floor brokerage and clearance paid to other SIPC members in connection with
securities transactions **0**

Net gain from securities in investment accounts **0**

100% of commissions and markups earned from transactions in certificates of deposit, treasury bills, bankers acceptances or commercial paper that mature nine months or
less from issuance date **0**

Other **0**

   Total deductions **$ 0**

SIPC NET OPERATING REVENUES **$1,984,272**

GENERAL ASSESSMENT @ .0015 **$ 2,976**